Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

July 23, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Stephen Krikorian

Mail Stop 4561

Re:	L-1 Identity Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 001-33002

Dear Mr. Krikorian:

On behalf of our client, L-1 Identity Solutions, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission our supplemental response to the Staff’s letter dated June 23, 2010, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009 (File No. 001-33002, together with exhibits thereto), based on our discussion with the Staff in regard to Comment number 2 contained therein.

The Staff is supplementally advised that in addition to the disclosures contained in our response letter to the Staff dated July 2, 2010, the Company will provide the following additional disclosure in response to the Staff’s Comment number 2 in the Company’s future filings for which Item 404 of Regulation S-K disclosure is applicable:

“The profits interest in Stone Key Group LLC (“SKG”) held by Mr. Urfirer is not a fixed percentage and will vary based on the revenues and expenses of SKG, the operation of payment priorities in SKG’s LLC Agreement and potential future dilution.  Under certain scenarios, Mr. Urfirer’s interest in SKG’s 2010 profits could be equal to but will in no event exceed 50%.”

The Company supplementally informs the Staff that it plans to include the information provided in response to the Staff’s Comment number 2 in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 on a voluntary basis.

We would very much appreciate receiving the Staff’s further input, if any, at your earliest convenience.  If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8239.

Sincerely yours,

 /s/ Marita A. Makinen
Marita A. Makinen

cc:
Robert V. LaPenta, L-1 Identity Solutions, Inc.
Mark S. Molina, Esq., L-1 Identity Solutions, Inc.